UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                          PONCA ACQUISITION CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                      NONE
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              HENRY J. BOUCHER, JR.
                                   5 WICKS END
                            WILTON, CONNECTICUT 06897
                                 (203) 858-9951
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  APRIL 1, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.                                                      PAGE 2 OF 4 PAGES
--------------------------------------------------------------------------------

       NAME OF REPORTING PERSONS                        Henry J. Boucher, Jr.
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    1
-----------------------------------------------------------------------------

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[ ]   (b)[ ]
    2

-----------------------------------------------------------------------------

       SEC USE ONLY
    3
-----------------------------------------------------------------------------

       SOURCE OF FUNDS                                        PF
    4
-----------------------------------------------------------------------------

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
    5
-----------------------------------------------------------------------------

       CITIZENSHIP OR PLACE OF ORGANIZATION               United States
    6
-----------------------------------------------------------------------------
                             SOLE VOTING POWER                    164,000
                         7
                         ----------------------------------------------------
                             SHARED VOTING POWER                  212,000(1)
        NUMBER OF        8
          SHARES         ----------------------------------------------------
       BENEFICIALLY          SOLE DISPOSITIVE POWER               164,000
        OWNED BY         9
           EACH          ----------------------------------------------------
        REPORTING            SHARED DISPOSITIVE POWER             212,000(1)
       PERSON WITH       10
-----------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   376,000
   11
-----------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] 12
-----------------------------------------------------------------------------

       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.2%
   13
-----------------------------------------------------------------------------
       TYPE OF REPORTING PERSON              IN
   14
-----------------------------------------------------------------------------

(1) On April 1, 2002, Mentus Consulting, LLC, a Connecticut limited liability company, acquired 212,000 shares of Issuer common stock. Mr. Boucher is the sole member and sole manager of Mentus.

                                                               Page 3 of 4 Pages


ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D ("Schedule 13D") relates to common stock, par value $.001 ("Common Stock") of Ponca Acquisition Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5 Wicks Lane, Wilton, CT 06897.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c). This Schedule 13D is filed by Henry J. Boucher, Jr. (the "Reporting Person"), an individual residing at 5 Wicks Lane, Wilton, CT 06897. Mr. Boucher is the President and a Director of the Issuer. Mr. Boucher is also the sole member and manager of Mentus Consulting, LLC, and a Delaware limited liability company that acquired 212,000 shares of Issuer common stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person has acquired 164,000 shares of the Issuer Common Stock, at $.001 per share representing 33% of the outstanding Issuer Shares, as of January 31, 2002. Mentus Consulting, LLC, a Connecticut limited liability company has acquired 212,000 shares from the principal shareholder as of April 1, 2002. Because the Reporting Person is also the sole member and sole manager of Mentus, the Reporting person has an indirect interest in the Mentus shares, which in the aggregate would represent 75.2% of the outstanding common stock.

(b) The Reporting Person will have the sole power to vote and dispose of 164,000 shares of the Issuer Common Stock, representing 33% of the outstanding Issuer Shares, as of the date of the Reporting Person's most recent filing with the Securities and Exchange Commission. The Reporting person will have shared power to vote and dispose of an additional 212,000 shares of Issuer common stock.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

                                                               Page 4 of 4 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 9, 2002                           By: Henry J. Boucher, Jr.
                                                ---------------------
                                                Henry J. Boucher, Jr.